UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 5

Franklin Credit Management Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

353487101
(CUSIP Number)

Kevin Gildea
Franklin Credit Management Corporation
101 Hudson Street
New Jersey, NJ 07302
(201) 604-4505
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 3, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 353487101                                                                                                                                                                                                                                                          Page 2 of 4

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Axon S.S.# ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,388,749
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,388,749
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,388,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 353487101                                                                                                                                                                                                                                                                 Page 3 of 4

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 9, 1996, as amended by that Amendment No. 1 filed with the SEC on September 28, 1998, that Amendment No. 2 filed with the SEC on July 30, 2002, that Amendment No. 3 filed with the SEC on September 9, 2002, and that Amendment No. 4 filed with the SEC on April 14, 2003 (together, the “Schedule 13D”) by Thomas J. Axon (the “Reporting Person”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Franklin Credit Management Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 101 Hudson Street, New Jersey, New Jersey 07302.

Item 2.  Identity and Background.

The second paragraph of Items 2(a) - (c) of the Statement is hereby amended and restated as follows:

Thomas J. Axon (the “Reporting Person”) is the President and Chairman of the Board of Directors of the Company.

The Company is a specialty consumer finance company primarily engaged in two related lines of business - the acquisition, servicing and resolution of performing, reperforming and nonperforming residential mortgage loans; and the origination of non-prime mortgage loans for the Company's portfolio and for sale into the secondary market. The business address of the Reporting Person and the address of the principal executive office of the Company is 101 Hudson Street, New Jersey, New Jersey 07302.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person used personal funds in making the purchases described herein.

The Reporting Person’s total ownership of the Company’s Common Stock is currently 3,388,749 shares, which amount represents beneficial ownership of approximately 42.3% of the Company’s Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a)
As of December 1, 2006, the Reporting Person beneficially owns 3,388,749 shares of Common Stock of the Company, representing approximately 42.3% of the shares of Common Stock presently outstanding based upon the 8,010,295 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the SEC on November 14, 2006.

(b)	The Reporting Person has the sole power to vote and dispose of the 3,388,749 shares of Common Stock owned by him.

(c)
There have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty days, other than the Reporting Person having exercised 115,000 stock options on November 3, 2006 at an exercise price of $0.75 per share, which the Reporting Person paid out of personal funds.

CUSIP No. 353487101                                                                                                                                                                                                                                                          Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006	/s/ Thomas J. Axon Thomas J. Axon